UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 52746

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICICI Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1120 Avenue of the Americas - 4th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KNAV CPA LLP
(Name – if individual, state last, first, and middle name)

1177 6th Avenue	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

10/07/2008	2983
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ICICI Securities Inc.
(a Wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Financial Condition
As of March 31, 2026

AFFIRMATION

I, <u>Bishen Pertab</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>ICICI Securities Inc</u> as of <u>03/31/26</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors
ICICI Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICICI Securities, Inc. (hereinafter referred to as "the Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KNAV CPA LLP

We have served as the Company's auditor since 2021.

New York, New York

April 10, 2026

KNAV CPA LLP
Certified Public Accountants
1177 Avenue of Americas, 5th Floor, New York, NY 10036 T 1 678 584 1200 F 1 770 676 6082 E admin@knavcpa.com
2026-91-US

ICICI Securities Inc.
(a Wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2026

Assets		
Cash	$	2,324,657
Certificates of deposit		3,529,806
Due from affiliated companies		197,613
Fixed assets, net of accumulated depreciation of $19,653		557
Deposits		92,566
Deferred tax asset		310,716
Other assets		47,281
Total assets	**$**	**6,503,196**
Liabilities and Stockholder's Equity		
Accounts payable and other accrued liabilities	$	567,050
Income taxes payable		16,523
Total liabilities		583,573
Stockholder's equity:		
Common stock, no par value. Authorized 1,500 shares; issued and outstanding 1,298 shares		12,980,000
Additional paid in capital		222,452
Accumulated deficit		(7,282,829)
Total stockholder's equity		5,919,623
Total liabilities and stockholder's equity	**$**	**6,503,196**

The accompanying notes are an integral part of this statement of financial condition.

ICICI Securities Inc.
(a Wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Statement of Financial Condition
March 31, 2026

1. **Organization**

   ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which in turn is a subsidiary of ICICI Securities Ltd, an Indian financial services company. The Company provides brokerage and corporate finance services to institutional investors in the United States, Canada and Singapore, investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian corporations wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is regulated by the Financial Industry Regulatory Authority (FINRA) and the Monetary Authority of Singapore (MAS). The Company is also approved to operate in Canada under the International Dealer Exemption in the provinces of British Columbia, Ontario and Quebec.

   The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. **Significant Accounting Policies**

   Cash

   The Company maintains cash at banking institutions in various countries. Cash on deposit in U.S. financial institutions may at times exceed federal insurance limits. The Company also maintains cash deposits in a Singapore financial institution that is subject to the limits of the deposit insurance scheme administered by the Monetary Authority of Singapore.

   Fixed Assets

   Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

   Income Taxes

   The Company is a wholly owned subsidiary of its Parent and, therefore, all of its income or losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgement that realization is more likely than not.

ICICI Securities Inc.
(a Wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Statement of Financial Condition
March 31, 2026

2. Significant Accounting Policies (continued)

Foreign Currency

The U.S. dollar is considered the functional currency for the Company's foreign branch located in Singapore. The assets and liabilities of the foreign branch are remeasured from the local currency to U.S. dollar at current or historic exchange rates, as appropriate. Revenues and expenses are remeasured from the local currency to U.S. dollar using average monthly exchange rates for the month in which the transaction occurred. Remeasurement gains and losses are recorded in the statement of operations.

Basis of Presentation and Use of Estimates

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and are stated in US dollars. All transactions with the Singapore branch and balances with it have been eliminated. The preparation of the statement of financial condition is in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts Receivable and Contract Assets and Liabilities

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There were no accounts receivable from third parties on April 1, 2025, and no contract assets or liabilities. As of March 31, 2026, there were no accounts receivable from third parties, and no contract assets or liabilities.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company did not have any financial assets impacted by the guidance.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company assessed the impact of CECL on ts financial assets and concluded that there is de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic losses as of March 31, 2026.

3. **Fair Value Measurements**

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of the Company's financial instruments approximates their carrying value because of their short-term maturity.

4. Related Party Transactions

The Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected and retained by the affiliate. The affiliate compensates the Company by paying its expenses plus a markup of 8%. The Company also receives a fixed annual fee for providing certain administrative services to another affiliated Company and is included in revenue from affiliates on the statement of operations. The total amount due from affiliated companies was $197,613 and $461,580 as of March 31, 2026, and March 31, 2025, respectively.

ICICI Bank Limited (the "Bank") acts as a guarantor on behalf of the ICICI Securities Inc's Singapore Branch for the letter of undertaking (LOU) issued to Monetary Authority of Singapore. All monthly fees ("dues") related to this transaction were settled during the year and as at March 31, 2026, there was no outstanding balance payable by the Company to the Bank.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (SEC Rule 15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, that shall not be less than $250,000. As of March 31, 2026, the Company had net capital of $1,570,141 which exceeded requirements by $1,320,141.

6. Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk using a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company's operations are mainly conducted through an affiliated company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

Substantially all the Company's cash is held in accounts at major financial institutions. Management does not expect any losses to result with respect to any of these concentrations.

Certificates of deposit are held by one financial institution. Management does not expect any losses to result with respect to this concentration.

A significant portion of the Company's assets are represented by receivables from its affiliates, certificates of deposit and cash balances maintained with banks.

The Company is dependent on its affiliates for 100% of its revenue.

7. **Income Taxes**

The Company is part of a group that files a consolidated tax return.

The income tax benefit of $54,573 represents a deferred tax benefit of $54,573. The deferred tax asset of $310,716 was computed using the effective tax rate of 21%.

The components of the net deferred tax assets are as follows:

Deferred tax assets:		
Net operating loss federal carryforward	$	1,358,199
Depreciation		(407)
Gross deferred tax assets	$	1,357,792
Less: valuation allowance		(1,047,076)
Deferred tax assets, net		310,716

At March 31, 2026, the Company's deferred tax assets were primarily related to federal net operating loss carryovers that primarily will start to expire in 2028. The value of the deferred tax asset was calculated based on the estimated future earnings of the Company over the next five years.

The tax years ended March 2023 through March 2025 remain open and subject to examination by the taxing authorities in the US. The statute of limitations for various other jurisdictions is based on the various local laws but generally, it is in the range of 2-3 years. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense within the statement of operations; however, there are none for the year ended March 31, 2026. At this time, the Company does not expect any material change in the unrecognized tax benefits over the next twelve months.

8. **Certificate of Deposit**

At March 31, 2026, the Company held certificates of deposit ("CD's") that have various maturity dates during 2027 and are valued at cost plus accrued interest. The CDs are non-negotiable, not convertible into cash and non-redeemable prior to maturity.

9. **Commitments and Contingencies**

The Company rents office space in two locations under operating leases that expire on August 31, 2026, and January 31, 2027, respectively. Future minimum payments through the end of the leases will be approximately $75,785.

The Company has a long-term incentive bonus plan in place that is partly dependent on the overall economic performance of the Company. To be eligible to receive payment, an employee must be employed by the Company past the payment date. The Company has accrued $194,143 representing the next payment due on April 30, 2026.

9. Commitments and Contingencies (continued)

Future payments are projected to be as follows:

Due Date		Amount
April 30, 2026	$	194,143
April 30, 2027		145,978
April 30, 2028		98,565
	$	438,686

10. 401(k) Plan

The Company sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under this plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits.

Employee contributions may be matched at the discretion of the Company subject to IRS limits.

11. Share Based Compensation

ICICI Securities Limited, an affiliate, has formulated the ICICI Securities Limited - Employees Stock Option Scheme, 2017 (ESOS - 2017) and Employees Stock Option Scheme (ESOS – 2022). These schemes have been cancelled during the year ended March 31, 2025, and employees have been granted options and units of ICICI Bank Ltd. under the schemes of the Bank.

The swap ratio for the exchange of options/units was determined as 67 new options/units of ICICI Bank Ltd. for every 100 options/units of old options/units of ICICI Securities Limited. These schemes envisaged grant of share options to eligible employees to enhance employee motivation, to enable employees to participate in the long-term growth and financial success of the Company and to act as a retention mechanism, by enabling employee participation in the business as an active stakeholder to usher in an 'owner-manager' culture. The new grants awarded post modification will convert into one equity share of ICICI Bank Limited, on exercise at the respective exercise prices, subject to requirement of vesting conditions. The options granted under the Scheme generally are subject to a combination of service conditions and performance conditions.

Stock options and units granted by ICICI Bank to the Eligible Employees, the period during which the stock options and units granted by ICICI Securities Limited were held by or deemed to have been held by the eligible employees have been taken into account for determining the minimum vesting period required under the ICICI Bank ESOS and Employees Stock Units Scheme (ESUS), as the case may be.

The Company accounts for stock compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires share-based payments to employees, including grants of

ICICI Securities Inc.
(a Wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Statement of Financial Condition
March 31, 2026

11.   Share Based Compensation (continued)

employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. The Company elected to use the Black-Scholes option pricing model to determine the fair value of the stock options on the date of grant. In accordance with ASC 718, stock compensation for all options granted that the Company expects to vest is recognized on a straight-line basis over the vesting period. In respect of options that have a graded vesting schedule and with only service conditions, compensation cost is recognized on straight line basis over the requisite service period for each separately vesting portion of the award as if the award was-in-substance, multiple awards. For awards with both service and performance conditions, the Company recognizes compensation cost for when the Company concludes that it is probable that the performance conditions will be achieved. The Company accounts for forfeitures as they occur. An amount equal to such compensation expense for the year is credited to additional paid in capital of the Company.

ICICI Bank Employees Stock Option Scheme - 2000

	Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
04/01/25	32,495			
Granted	-			
Exercised	-			
Cancelled	-			
03/31/26	32,495	$	8.19	2.34 Years
Expected to vest at 03/31/26	-	$	-	-

Additional information on vesting
The Company recognizes compensation costs ratably over the requisite service period of the award, which is generally the option vesting period of 3 years.

There are no new grants to employees by ICICI Bank Ltd. in fiscal year 2026.

The total fair value of shares vested during the year ended March 31, 2026, for the ESOS 2000 plan was $30,804. The total fair value of shares vested during the year ended March 31, 2026, for the ESUS 2022 plan was $79,548.

11. Share Based Compensation (continued)

ICICI Bank Employees Stock Unit Scheme - 2022

	Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
04/01/25	17,038		
Granted	-		
Exercised	-		
Cancelled	-		
03/31/26	17,038	$ 0.02	4.62 Years
Expected to vest at 03/31/26	8,829	$ 0.02	3.49 Years

<u>Additional information on vesting</u>
The Company recognizes compensation costs ratably over the requisite service period of the award, which is generally the option vesting period of 3 years.

There are no new grants to employees by ICICI Bank in fiscal year 2026.

As of March 31, 2026, there was $13,596 of unrecognized compensation cost related to nonvested share compensation arrangements granted under the ESUS 2022 Plan. That cost is expected to be recognized over a weighted-average period of 0.43 years.

Summary of Changes in Nonvested Stock and Weighted-Average Grant Date Fair Value

ICICI Bank Employees Stock Option Scheme - 2000

	Number of Options	Weighted Average Grant Date Fair Value
Nonvested at 4/1/2025	4,636	$ 6.65
Nonvested at 3/31/2026	-	-
Vested during the year	4,636	$ 6.65

ICICI Bank Employees Stock Unit Scheme - 2022

	Number of Options	Weighted Average Grant Date Fair Value
Nonvested at 4/1/2025	13,941	$ 15.56
Nonvested at 3/31/2026	8,829	$ 15.55
Vested during the year	5,111	$ 15.56

12. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including marketing of affiliated funds, agency transactions, investment banking and investment advisory businesses. The Company has identified its President and CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

13. **Subsequent Events**

The Company has evaluated subsequent events up to the date that the statement of financial condition is issued. The Company's evaluation noted no subsequent events that require adjustment to, or disclosure in, the statement of financial condition.